GEMSTAR RESOURCES LTD
(An Exploration Stage Company)
MANAGEMENT DISCUSSION & ANALYSIS
Nine Months Ended October 31, 2007
(Stated in Canadian Dollars)

This discussion and analysis for the nine months ended October 31, 2007 was prepared as of December 21, 2007 and contains disclosure of all material changes occurring up to and including that date.

Description of Business

Gemstar Resources Ltd (the “Company”) is a junior resource Company incorporated in British Columbia and engaged in the acquisition, exploration and development of mineral resource properties. The Company currently holds an interest in one mineral property, called the Dotted Lake Property, situated in the Thunder Bay Mining District of Ontario.

The Company is a reporting issuer in both British Columbia and Alberta and files as a foreign issuer with the United States Securities and Exchange Commission. The Company’s common shares are posted for trading on the Over-The-Counter: Bulletin Board (OTC:BB) in the United States under the symbol GMSRF:OB.

The Dotted Lake Property

The Company holds a 100% interest in 1 mineral claim comprising 15 claim units located in the Thunder Bay Mining District, approximately 16 miles south-southeast of Manitouwadge, Ontario, which makes up the Dotted Lake Property. The Company acquired its initial interest in the Dotted Lake Property (the “Property”) in 2001 and to date has spent $4,206 on staking the claim and $66,233 on deferred exploration costs, including a geological survey and related consulting fees. The Company completed a 43-101 compliant geological report on the Property dated December 6, 2005. It is available for review along with all of the Company’s disclosure documents on www.SEDAR.com.

The 43-101 report recommends a two phase exploration program. The first phase calls for additional geological surveys, including a TDEM (Time Domain Electromagnetic) survey, at an estimated cost of $51,500. The second phase calls for extensive diamond drilling at an estimated cost of $171,900 which will proceed only when the Phase I program has proven to be successful.

The Company did not conduct any work on the Property during the nine months ended October 31, 2007.

Future Developments

In order to maintain its mineral claim in good standing, the Company is required to spend approximately $4,000 exploring the Property by March 14, 2008. The Company intends to commence the recommended Phase I program during the 2007/2008 winter work season.

Related Party Transactions

During the nine months ended October 31, 2007, loans from related parties increased by $153,929 arising from the accrual of $36,000 in management and administration fees, $116,912 of additional cash advances, and non-cash accretion of $1,017 pertaining to the convertible promissory note.

All loans from related parties, totaling $1,149,204 at October 31, 2007 (excluding the convertible promissory note), are conducted in the ordinary course of business; are unsecured and non-interest bearing; and have no specific terms of repayment. On January 25, 2006, the related parties signed debt deferral agreements to a date beyond July 31, 2007 which is presently under review.

Results of Operations

The Company's financial statements are prepared in accordance with generally accepted accounting principles applicable in Canada and the reporting currency is Canadian dollars.

SUMMARY OF YEAR TO DATE AND COMPARATIVE ANNUAL RESULTS

	Oct 30, 2007 – YTD $	Oct 30, 2006 – YTD $	Jan. 31, 2007 - YEAR $	Jan. 31, 2006 - YEAR $	Jan. 31, 2005 - YEAR $
Total Revenues	Nil	Nil	Nil	Nil	Nil
Operating Expense / Net Loss	$115,974	$109,494	$182,422	$138,379	$92,349
Net loss per share	$0.02	$0.02	$0.03	$0.02	$0.02

SUMMARY OF QUARTERLY RESULTS

	Oct 31, 2007 $	July 31, 2007 $	Apr. 30, 2007 $	Jan. 31, 2007 $	Oct. 31, 2006 $	July 31, 2006 $	Apr. 30, 2006 $	Jan. 31, 2006 $
Total Revenues	Nil	Nil	Nil	Nil	Nil	Ni	Ni	Nil
Operating Expense / Net Loss	33,757	46,697	35,520	72,250	54,979	32,240 l	22,953 l	46,112$
Net loss per share	0.01	0.01	0.01	0.01	0.01	0.01	0.00	47,129 0.01

Discussion of Results for Nine Months Ended October 31, 2007

The interim financial statements for nine months ended October 31, 2007 (“2007 period”) are compared below to the interim financial statements for the nine months ended October 31, 2006 (“2006 period”).

The Company reported a net loss of $115,974 in the 2007 period compared to $109,494 in the 2006 period. This $6,480 increase in net loss was due to the changes in individual operating expense line items discussed below:

- the increase in transfer agent and filing fees to $6,152 from $nil arising from the fact of being a reporting issuer in both British Columbia and Alberta and a foreign issuer with the United States Securities and Exchange Commission.

- the increase in travel and promotion expenses to $29,445 from $25,851 due to increased management travel for the reason mentioned above.

- the decrease in office expenses to $25,808 from $27,632 and in professional fees to $30,438 from $32,002 helped to keep overall expenses down.

Investor Relations

During nine months ended October 31, 2007, no investor relations activities were undertaken by or on behalf of the Company and no investor relations arrangements or contracts were entered into by the Company.

Liquidity and Capital Resources

The Company has no operating revenues and to date has financed its operations initially through the sale of share capital and, over the past six years, principally through loans from Company officers and immediate family members. It is anticipated the Company will continue to rely on related party loans to fund its planned phase 1 mineral exploration program and on-going general and administrative expenses.

The Company’s cash position at October 31, 2007 was $6,849 (January 31, 2007 - $9,656). In the 2007 period, the Company spent $155,345 on operating activities compared to $123,679 in the 2006 period; $1,291 on investing activities in the 2007 period compared to $nil in the 2006 period; and received $153,929 in additional loans from related parties, including accrued management and administration fees, in the 2007 period compared to $109,822 in the 2006 period. These cash flow activities resulted in the Company’s cash position decreasing by $2,707 in the 2007 period compared to $13,857 in the 2006 period.

As mentioned above, the Company is required to spend approximately $4,000 on the Property by March 14, 2008 in order to keep the mineral claim in good standing. It is the Company's intention to commence the Phase I work program during the 2007 / 08 winter work season. The Company also anticipates spending approximately $80,000 for on-going administration of its corporate affairs during the ensuing six month period to April 30, 2008. Accordingly, the Company will need total funds of approximately $131,000 to meet its planned future expenditures, if Phase 1 of the exploration program is completed in this period.

The Company does not have sufficient funds to meet these requirements. Additional loans from related parties or sale of share capital will be required to continue functioning as a going concern. There is no assurance the Company will be able to raise these funds.

Outstanding Securities of the Company

As at the date of this discussion, the Issuer had the following securities outstanding:

Common Shares

Date	Number Outstanding
Sept. 14, 2007	5,651,714

Share Purchase Warrants

The Company has no share purchase warrants outstanding. However, a promissory note due to a related party is convertible into common shares as follows:

Amount of Debt Outstanding	Conversion Price	Number of Shares if Converted	Expiry Date
$106,754	$0.05 per share	2,135,080	January 1, 2008

Incentive Stock Options

In December 2006, the Company adopted an incentive stock option plan for eligible Company employees, directors, officers and consultants. To date no stock options have been granted.

Disclosure Controls and Procedures

As of the end of the year covered by this Management Discussion & Analysis, the Issuer’s certifying officers have evaluated the effectiveness of the Issuer’s disclosure controls and procedures and have concluded, based on such evaluation, that as of the end of the period covered by the annual filings, the disclosure controls and procedures are effective in providing reasonable assurance that the material information relating to the Issuer is being made known to the certifying officers by others within the Issuer.

It should be noted that while the certifying officers believe that the Company’s disclosure and controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Internal Controls over Financial Reporting

The certifying officers note that there has been no change in the Company’s internal control over financial reporting during the periods covered by the annual filings. However, due to the limited number of staff engaged by the Company, there is an inherent weakness in the internal control system since an appropriate segregation of duties can not be achieved. The limited staff may also result in weaknesses with respect to accounting for complex and non-routine transactions due to a lack of technical resources, and a lack of controls governing computer systems and applications within the Company. While the Company has in place certain procedures to mitigate the risk of a material misstatement in the Company’s financial reporting, it is not possible to provide absolute assurance that this risk has been eliminated.

Cautionary Statement on Forward Looking Information

This Management Discussion and Analysis may contain forward-looking statements which include all statements that are not statements of historical fact. The forward-looking statements are often identifiable by their use of words such as “may,” “expect,” “believe,” “anticipate” “intend,” “could,” “estimate,” or continue,” or the negative or other variations of these terms or comparable terms. The Company’s actual results could differ materially from the anticipated results described in the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Issuer undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.